March 7, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PAREXEL International Corporation

Form 10-K for Fiscal Year ended June 30, 2015

Form 10-Q for the Fiscal Quarter ended December 31, 2015

File No. 000-21244

Ladies and Gentlemen:

On behalf of PAREXEL International Corporation (“PAREXEL” or the “Company”), I am responding to the comments contained in the staff’s letter dated February 23, 2016 addressed to me. The responses below are keyed to the numbering of the comments in your letter. Page numbers in the comments refer to the pages of the Company’s Form 10-K for the fiscal year ended June 30, 2015 (“Fiscal Year 2015”) or Form 10-Q for the fiscal quarter ended December 31, 2015, as applicable.

Form 10-K for the Fiscal Year Ended June 30, 2015

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Dividends, page 27

1.	The disclosure on page 27 indicates that the terms of your 2014 Credit Agreement imposes restrictions on your ability to pay dividends and make other distributions. Please revise the notes to your financial statements to disclose the nature and significant terms of these restrictions on your ability to pay dividends. Refer to the disclosure requirements outlined in Rule 4-08(e) of Regulation S-X. Please provide your proposed disclosures as part of your response.

Response

The Company acknowledges the Staff’s comment and will, in future filings starting with the Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2016 (the “March 2016 10-Q”), disclose in the notes to our financial statements the nature and significant terms of the restrictions on our ability to pay dividends from our 2014 Credit Agreement. This disclosure, which will be included in the footnotes under the caption “Credit Agreements”, will be as follows:

“Under the terms of the 2014 Credit Agreement, neither we nor any of our subsidiaries may pay any dividend or make any other distribution with respect to any shares of capital stock except that (a) we and our subsidiaries may declare and pay dividends with respect to equity interests payable solely in additional shares of common stock, (b) our subsidiaries may declare and pay dividends and other distributions ratably with respect to their equity interests, (c) we may make payments pursuant to and in accordance with stock option plans or other benefit plans for management or employees of the Company and our subsidiaries, and (d) the Company and certain of its subsidiaries may make payments in connection with permitted repurchases of their respective capital stock.”

Item 7. Management’s discussion and analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows – Operating Activities, page 39

2.	We note your discussion that the $129.4 million decrease in operating cash flows resulted primarily from a $158.4 million decrease in net change of working capital. Please confirm to us that you will expand your discussion of operating cash flows in future filings to discuss the underlying drivers for the changes of your working capital. Refer to FRC 501.13.b.1 for additional guidance. Please provide us with your proposed disclosure in your response based on your consolidated statements of cash flows on page 49.

Response

The Company acknowledges the Staff’s comment and will, in future filings starting with the March 2016 10-Q, disclose in the Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources section the largest drivers of the operating cash flows. Using data from the Fiscal Year 2015 10-K, for purposes of illustration, the following is an example of the disclosure we will include in the March 2016 10-Q:

“The cash flows provided by operating activities for Fiscal Year 2015 primarily resulted from $147.8 million in net income, $84.9 million in depreciation and amortization, and changes in working capital. The changes in working capital were driven by a $33.7 million decrease in deferred revenue, a $24.4 million increase in billed and unbilled accounts receivable, and a $19.0 million increase in accounts payable. The decrease in deferred revenue was due primarily to a lower amount of deposits from key sponsors for reimbursable costs and investigator payments. The increase in billed and unbilled accounts receivable was due to the timing of the achievement of billing milestones compared with the delivery of units for revenue recognition purposes. The increase in our accounts payable was due primarily to the timing of invoice receipts and payments.

The cash flows provided by operating activities for Fiscal Year 2014 primarily resulted from $129.1 million in net income, $81.3 million in depreciation and amortization, and changes in working capital. The changes in working capital were driven by a $46.7 million increase in deferred revenue, a $28.9 million increase in accrued expenses and other liabilities, and a $23.1 million increase in billed and unbilled accounts receivable. The increase in deferred revenue was due primarily to increase in the minimum advances received from customers. The increase accrued expenses and other liabilities were due primarily to increases in our bonus and vacation accruals. The increase in billed and unbilled accounts receivable was due primarily to an increase in revenue in fiscal year 2014 as compared to fiscal year 2013.”

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Billed Accounts Receivable, Unbilled Accounts Receivable and Deferred Revenue, page 53

3.	We note from your disclosure that your “deferred revenue represents amounts billed based on contractual provisions or payments received for which revenue has not yet been earned.” Please confirm to us that you will expand your disclosure in future filings to describe the nature of the items billed in advance, the methods you use to allocate the deferred revenue to earned revenue and average length of the deferral periods. Please provide us with your proposed disclosure in your response.

Response

The Company acknowledges the Staff’s comment and will, in future filings starting with the Annual Report on Form 10-K for fiscal year ending June 30, 2016 (the “2016 10-K”), disclose in the notes to our financial statements under the caption “Billed Accounts Receivable, Unbilled Accounts Receivable and Deferred Revenue” the nature of the items billed in advance, the methods we use to allocate the deferred revenue to earned revenue and the average length of the deferral periods. Using data from Fiscal Year 2015, for purposes of illustration, the following is an example of the disclosure we will include in the 2016 10-K:

“Billed accounts receivable represent amounts invoiced to our clients based on contract terms. In general, prerequisites for billings and payments are established by contractual provisions including predetermined payment schedules, which may or may not correspond to the timing of the performance of services under the contract. Unbilled services arise when services have been rendered for which revenue has been recognized but the customers have not been billed. Deferred revenue, which had an estimated weighted average age of approximately 6 months for Fiscal Year 2015, represents payments received in excess of revenue recognized. These payments received in advance of services being provided are classified as deferred revenue on the consolidated balance sheet and include amounts billed based on contractual provisions such as milestone payments or customer advances at the beginning of a project. As the contracted services are subsequently performed and the associated revenue is recognized, the deferred revenue balance is reduced by the amount of the revenue recognized during the period. We maintain a provision for losses on receivables based on historical collectability and specific identification of potential problem accounts. Uncollectible invoices are written off when collection efforts have been exhausted.”

Note 6. Goodwill and Intangible Assets, page 59

4.

In Note 6 to your financial statements, you provide a roll-forward analysis of the changes in your recorded goodwill balance during each period presented on a consolidated basis and also disclose the carrying value of goodwill for each of your reportable segments as of June 30, 2015. In future filings, please revise to include a roll-forward analysis of the changes in your recorded goodwill balance during each period presented for each reportable segment and in total and disclose any significant changes in the allocation of goodwill by reportable segment, including those resulting from changes in your reportable segments. Also, if any portion of goodwill has not yet been allocated to a reporting unit at the time the financial statements are issued, please disclose the unallocated amount along with the reasons the amount has not yet been allocated. Refer to the disclosure requirements outlined in ASC 350-20-50. Please provide your proposed disclosures as part of your response.

Response

The Company acknowledges the Staff’s comment and will, in future filings starting with the 2016 10-K, disclose in the notes to our financial statements a roll-forward analysis of the changes in our recorded goodwill balance during each period presented for each reportable segment and in total, and disclose any significant changes in the allocation of goodwill by reportable segment, including those resulting from changes in our reportable segments. Using data from the Fiscal Year 2015 10-K for purposes of illustration, the following is an example of the disclosure we will include in the 2016 10-K:

“(in thousands)	CRS	PC	PI	Consolidated
Goodwill—June 30, 2013	124,605	20,831	174,042	319,478
Goodwill arising from Heron acquisition	—	304	—	304
Goodwill arising from Liquent acquisition	—	—	280	280
Effect of changes in exchange rates used for translation	909	953	7,596	9,458

Goodwill—June 30, 2014	125,514	22,088	181,918	329,520
Goodwill arising from QSI acquisition	24,060	—	—	24,060
Goodwill arising from ClinIntel acquisition	—	—	13,377	13,377
Goodwill arising from Atlas acquisition	1,447	—	—	1,447
Effect of changes in exchange rates used for translation	(7,197)	(1,479)	(4,821)	(13,497)

Goodwill—June 30, 2015	143,824	20,609	190,474	354,907”

Note 11. Accumulated Other Comprehensive Income (Loss)

5.	Your consolidated statement of income and comprehensive income for the fiscal year ended June 30, 2015 and the disclosures in Note 11 indicate that foreign currency translation adjustments reduced your comprehensive income by $94,075 during this period. Given the significance of this amount to your total comprehensive income for the period, please tell us and revise the notes to your financial statements in future filings to disclose the changes in foreign currency exchange rates that resulted in this significant foreign currency translation adjustment for the period.

Response

The Company acknowledges the Staff’s comment and will, in future filings starting with the March 2016 10-Q, disclose in the notes to our financial statements the changes in foreign currency exchange rates that resulted in significant foreign currency translation adjustments for the period.

The significant change in our translation adjustment for Fiscal Year 2015 was due primarily to the movements in the Euro (EUR) and Great British Pound (GBP) exchange rates against the United States Dollar (USD). The USD strengthened by 18% as compared to the EUR and 8% as compared to the GBP between June 30, 2014 and June 30, 2015. The movement in the EUR and GBP represents $50.9 million and $12.7 million, respectively, out of the $94.1 million foreign currency translation adjustment during the fiscal year ended June 30, 2015.

Form 10-Q for the Fiscal Quarter Ended December 31, 2015

Notes to Condensed Consolidated Financial Statements

Note 12. – Fair Value Measurements, page 14

6.	Your disclosure on page 16 explains that the purchase price for the ClinIntel Limited acquisition that occurred in October 2014 included a potential obligation to pay up to $15 million of contingent consideration over a twenty-one month period if ClinIntel achieves specific financial targets. We also note from the roll-forward analysis of your contingent consideration obligation on page 16, that the fair value of this contingent consideration obligation increased by $8.2 million during the six month period ended December 31, 2015. Please tell us and revise future filings to explain in further detail the nature and timing of the changes in facts and circumstances that resulted in the significant increase in the fair value of the contingent consideration obligation during this period. Your response and your revised disclosure should explain the specific financial targets that were required to be achieved and should also indicate when these targets were achieved. Your response and your revised disclosure should also explain why you did not believe the required targets would be achieved prior to the six month period ended December 31, 2015.

Response

The Company acknowledges the Staff’s comment and will, in future filings starting with the March 2016 10-Q, disclose in the notes to our financial statements the nature and timing of the changes in facts and circumstances that resulted in the significant increase in the fair value of the contingent consideration obligation for the ClinIntel acquisition. The ClinIntel contingent consideration maximum payout obligation was $15.0 million and was based on achieving future billing targets over a 21 month period.    To achieve the maximum payment of $15.0 million, billings of $13.5 million in the 21 month period needed to be achieved.

As of June 30, 2015, the forecasted payout of the contingent consideration was significantly below the maximum payout obligation due to billings through June 30, 2015, which were below the originally forecasted levels. In the second half of calendar year 2015, the billings increased strongly, ahead of plans, which led to the increase in the contingent consideration obligation of $8.2 million. The contingent consideration performance period was primarily completed on November 30, 2015 and the contingent consideration earned was $14.8 million. The sellers of ClinIntel still have the potential to earn up to $0.2 million by June 2016.

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In connection with responding to the staff’s comments, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 781-434-4312, ingo.bank@parexel.com, or Douglas Batt of PAREXEL at 781-434-4158, douglas.batt@parexel.com, or Brett Davis of PAREXEL at 781-434-4056, brett.davis@parexel.com.

Very truly yours,

/s/ Ingo Bank

Ingo Bank

Senior Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission:

Craig Arakawa, Accounting Branch Chief, Office of Beverages, Apparel and Mining

Steve Lo

Linda Cvrkel

PAREXEL International Corporation:

Josef H. von Rickenbach, Chairman and Chief Executive Officer

Douglas A. Batt, Senior Vice President and Chief Financial Officer

W. Brett Davis, Vice President and Associate General Counsel